Mail Stop 3561
            November 30, 2005

Via Fax and U.S. Mail

Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings, Inc
67 Notara Street
Pireaus, Greece 185 35

Re: 		Navios Maritime Holdings, Inc.
		Registration Statement on Form F-1
		File no. 333-129382
      Filed November 2, 2005

Dear Ms. Frangou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

		As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

General
1. Please revise throughout to indicate that your stock has been listed on the Nasdaq National Market.
2. Please include a section describing the selling shareholders including a selling shareholders table.
3. We note that in several places throughout the filing, you use abbreviations that are not defined or apparent to the average reader.
For example, you use terms such as COAs and FFAs without sufficient explanation. Please avoid abbreviations as much as possible throughout the filing.

Front Page of Prospectus
4. On the front page of your prospectus you mention a "unit" and you also refer to units on page 20, without a description of what a "unit" is. Please offer this information in the forepart of your document.

Prospectus Summary, page 1
5. Please clarify in the summary heading that all material information is presented in this section.

Summary Consolidated Financial Data, page 4

6. We note your disclosure both here and in selected consolidated financial data on page 18 that "Navios historical information as of
December 31, 2002, and as of and for the years ended December 31, 2000 and 2001 are derived from the unaudited financial statements which are not included in this prospectus." You appropriately label the columns for 2000 and 2001 as unaudited, however, we are
unclear
to what extent information presented for the year ended December
31,
2002 has been audited based on your statement given that the audit report on page F-13 seems to include 2002 as having been audited. Please revise your disclosures to clarify that the December 31, 2002 balance sheet data is "unaudited."

7. Please revise this section and your selected consolidated financial data on page 18 to include your total long-term debt, including current portion for the most recent interim period presented. We note that you have long-term debt in your June 30, 2005 balance sheet on page F-2.

8. Please disclose summary and selected financial data for ISE, the registrant, for all periods since its inception.


9. Please disclose your pro forma statement of operations data, including earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the merger transaction between ISE and Navios and any related financing arrangements. Also, disclose pro forma balance sheet data as of the latest interim balance sheet date presented.

Risk Factors, page 6
10. Tell us whether there are any risk factors related to the pricing of fuel. You may wish to consider including a risk factor regarding the price of fuel if appropriate.
11. We note that your warrants become exercisable on December 10, 2005. In the event that your registration statement does not become effective by December 10, 2005, please consider adding a risk factor, if applicable, regarding the material risks presented to shareholders by the lack of an effective registration statement.

Certain of Navios`s directors..., page 10
12. You state on page 10 that some of your directors, officers and shareholders are affiliated with parties engaged in activities similar to those Navios will have "upon completion of the acquisition." To what acquisition are you referring?

Navios intends to continue to grow its fleet...., page 12
13. What is the "contemplated Navios acquisition" referred to in this risk factor?

Navios is incorporated in the Republic of the Marshall
Islands...page
14
14. Please indicate in this section the material differences in shareholder protections under Marshall Island law as compared to the law in a U.S. jurisdiction (i.e. Delaware), if any. Consider providing a cross reference to page 95 where you highlight material differences in shareholder protections and corporate governance matters.

Price Range of Our Securities, page 17
15. Please provide the average daily trading volume for each of the periods presented in the table on page 17.

Related party transactions, page 44
16. Please tell us whether your related party transaction where you issued shares at a discounted rate to executives and directors was a form of executive compensation.

Interest Rate Risk, page 45
Debt Instruments, page 45

17. Revise to disclose the effect of a change in interest rates on interest expense associated with the $514.4 million of outstanding borrowings under the senior secured credit facility with HSH
Norbank
AG as of August 25, 2005.

Interest Rate Swaps, page 46

18. Revise to clarify whether the interest rate swap arrangements remain outstanding following the acquisition transaction with Navios.

Foreign Currency Risk, page 46

19. Revise to quantify the impact that a change in currency rates would have on the Company`s results of operations for the most recent annual period presented. This revised discussion should include the expected impacted of changes in all relevant currencies on all foreign currency denominated revenues and expenses, rather than be limited to solely a discussion of outstanding foreign exchange contracts.

Acquisition and Merger Pro Forma Financial Information, page 73

20. Please revise the introductory paragraph to the pro forma financial information to include a description of the material terms of the acquisition transaction including any bank financing arrangements obtained to fund the transaction. Refer to the requirements of Rule 11-02(b)(2) of Regulation S-X.

Unaudited Pro Forma Consolidated Balance Sheet

21. We note from the disclosure in note (d) that the company considered the expected life of customer relationships of ten years in determining the amortization period to be used for the tradename acquired in the Navios acquisition. Given that you considered the useful lives of customer relationships in determining the appropriate amortization period to use for the acquired tradenames, please explain why none of the purchase price for Navios was allocated to a customer relationship intangible, when these intangible assets are considered to have a useful life of approximately ten years. We may have further comment upon receipt of your response.

22. Revise the notes to the pro forma balance sheet to disclose the factors that contributed to a purchase price resulting in recognition of goodwill. Also, revise to disclose the weighted average amortization period for each category of intangible assets acquired and disclose the aggregate amortization expense for each of the next five years. Refer to the requirements of paragraph 51b of SFAS No.141 and paragraphs 44 and 45 of SFAS No.142.

23. We note that certain amounts in the ISE column do not match amounts from the ISE June 30, 2005 financial statements from pages
80
and 81.  Please revise or advise.

24. Revise note (c) to indicate that this adjustment also reflects the elimination of the historical equity of Navios.

25. Please explain in the notes to your pro forma information why common stock subject to redemption is being reclassified to permanent equity in connection with the acquisition transaction. Your revised disclosures should clearly explain why this reclassification is directly attributable to the acquisition transaction as required by
Rule 11-02(b)(6) of Regulation S-X and should explain how the amount of this reclassification adjustment was determined.

26. In addition, please explain in your footnote disclosures why "deferred interest income" of $23,000 and $421,000 is being recognized for the year ended December 31, 2004 and the six months ended June 30, 2005 in connection with the reclassification of temporary equity to permanent equity in your balance sheet, and explain how the amounts of the adjustments for each period were determined.

International Shipping Enterprises, Inc. Financial Statements,
page
80

27. Please revise to include a full set of audited financial statements for ISE for the period from inception to year-end of December 31, 2004 and interim statements through the most current period. Include the report of the independent auditor in your revision. Please note that the inclusion of the unaudited financial statements of ISE on pages 80 through 86 of the registration statement does not satisfy the requirement for audited financial statements outlined in Rules 3-01, 3-02, and 3-04 of Regulation S-X.

Description of Securities, page 94
28. Item 7 of Form 20F requests that you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information.

29. We note from the fourth paragraph under the heading "Common Stock" that certain stockholders are entitled to registration rights.
Please provide us with a summary of these rights in your response and file the appropriate registration rights agreements as an exhibit.

Legal Matters, page 103
30. In this section, please explain which matters Mintz Levin intends to address. The term `certain` does not adequately describe the legal matters to be addressed. Please also describe the matters to be addressed in the Reeder & Simpson opinion using definite terms.

Navios Maritime Holdings Inc. June 30, 2005 Interim Financial
Statements
Consolidated Balance Sheets, page F-2

31. Please revise the column for December 31, 2004 to remove the "unaudited" caption. We note from the audit report on page F-13 that this period was audited as noted in the report on page F-13.

Consolidated Statements of Cash Flows, page F-4

32. If material, revise to disclose the effect of exchange rates on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to SFAS 95, paragraph 25.

Note 8:  Segment Information, page F-11

33. Please revise to include comparative information for all interim periods presented from the prior year.

Report of Independent Auditors, page F-13

34. Please have your auditors revise the report to comply with PCAOB auditing standard 1. Refer to SEC Release 33-8422.

Navios Maritime Holdings Inc. December 31, 2004 Financial
Statements
Notes to the Consolidated Financial Statements, page F-21
Note 2:  Summary of Significant Accounting Policies, page F-18
Revenue and Expense Recognition, page F-24

35. We note the disclosure indicating that voyage revenues and expenses for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Note that recognition of voyage expenses ratably over the voyage rather than as incurred is not considered appropriate as it does not comply with the guidance outlined in EITF 91-9. Please revise your recognition of voyage expenses during all periods presented to comply with the guidance outlined in EITF 91-9.

Employee Benefits, page F-25

36. Please clarify your accounting for pension liabilities under Greek labor law as we note that you are unable to estimate the number of employees that will remain with the company until retirement age.
Tell us if liabilities for these pensions are included in the statutory indemnities liability you refer to in the same section and explain how these liabilities are reflected in your disclosures in
Note 14.

Note 16:  Commitments and Contingencies, page F-43

37. Revise to provide an assessment regarding the potential impact of pending claims and arbitration with regards to the Company`s financial statements as a whole. Your revised disclosure should include management`s assessment regarding their potential impact on the Company`s results of operations and liquidity in addition to its financial position. The notes to the Company`s interim financial statements should be similarly revised.

PART II- Information Not Required in Prospectus
Item 6. Indemnification of Directors and Officers, page II-1
38. Describe the laws governing indemnification in the Marshall
Islands in plain English. Mere recitation of the governing statutes does not describe the indemnification provisions.

Exhibits
Exhibit 5/1- Opinion of Reeder & Simpson
39. We note that you intend to file the legality opinion of Reeder
&
Simpson by amendment. We may have additional comments upon review of the legality opinion.

Report on Form 6-K filed October 7, 2005

40. We note that you have reconciled the non-GAAP measure EBITDA to net income rather than cash flow from operations in the press release furnished in the Form 6-K filed on October 7, 2005. As the disclosures in your Form F-1 registration statement indicated that this measure is used primarily as a liquidity measure by management, please revise future press releases and filings to reconcile this non-GAAP measure to most comparable GAAP measure which is cash flow from operations.


Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heather Tress, Staff Accountant at (202)
551-
3624, or Linda Cvrkel, Branch Chief at (202) 551-3201 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini at (202) 551-3334, Attorney-Advisor, or me at (202) 551-3725 with any other questions.

      				Sincerely,



      				H. Christopher Owings
      				Assistant Director

Cc:	Todd Mason
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	Fax (212) 983-3115
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Angeliki Frangou
Navios Maritime Holdings, Inc.
November 30, 2005
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